                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

          X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the fiscal year ended December 31, 2001
                                       OR
          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                        For the transition period from ____ to______

                         Commission file number 33-75622


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                            OF ALBEMARLE CORPORATION

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Albemarle Corporation
                             330 South Fourth Street
                                  P.O. Box 1335
                            Richmond, Virginia 23210

                              REQUIRED INFORMATION

See Appendix I.


                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         SAVINGS PLAN FOR THE EMPLOYEES OF
                                         ALBEMARLE CORPORATION


                                          BY:      s/ Charles B. Walker

                                                    Charles B. Walker
                                                    Chairman of the Savings Plan
                                                    Committee


Dated: June 21, 2002

                                                                      Appendix I












                        SAVINGS PLAN FOR THE EMPLOYEES OF

                              ALBEMARLE CORPORATION

                                  ANNUAL REPORT

                           DECEMBER 31, 2001 AND 2000

 SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION

 INDEX OF FINANCIAL STATEMENTS AND SCHEDULE


                                                                        Page(s)

Report of Independent Accountants                                          2

Financial Statements:

  Statements of Net Assets Available for Benefits
  at December 31, 2001 and 2000                                            3

  Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2001                                     4

  Notes to Financial Statements                                         5-11

Supplemental Schedule: *

  Schedule of Assets (Held at End of Year)                                12


       * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

       Report of Independent Accountants


       To the  Administrator  of the Savings Plan for the Employees of Albemarle
       Corporation:

       In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of Albemarle Corporation (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




       May 31, 2002

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000
(in US dollars)


                                                        2001                                               2000
                                ------------------------------------------------   -----------------------------------------------
                                    Participant     Nonparticipant                  Participant       Nonparticipant
                                      Directed        Directed         Total          Directed            Directed         Total

Assets:
    Cash - interest bearing          $  136,438        $     -       $  136,438      $  932,089        $  25,852       $  957,941
    Investments at fair value
     (see Note 3)                   181,244,470     50,110,073      231,354,543     190,924,441       48,964,743      239,889,184
    Receivables:
      Employer contributions                  -         27,714           27,714               -           29,629           29,629
      Employee contributions             63,420              -           63,420          67,988                -           67,988
      Dividends and interest             72,627              -           72,627          58,398                -           58,398
      Other                                   -              -                -          13,668                -           13,668
                                  --------------  -------------  ---------------   -------------    -------------  ---------------

Net assets available for benefits  $181,516,955     $50,137,787    $231,654,742    $191,996,584      $49,020,224     $241,016,808
                                  --------------  --------------  --------------   -------------    -------------  ---------------


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 2001
(in US dollars)



                                                                 Participant       Nonparticipant
                                                                  Directed           Directed             Total
Additions:
    Dividends and interest                                       $ 4,934,480       $ 1,032,803        $ 5,967,283
    Employee contributions (see Note 2)                           12,392,293                 -         12,392,293
    Employer contributions, net (see Note 2)                               -         5,283,215          5,283,215
    Net depreciation in fair value of investments
        (see Note 3)                                             (15,980,892)       (1,190,885)       (17,171,777)
                                                            -----------------  ----------------   ----------------

           Total additions                                         1,345,881         5,125,133          6,471,014
                                                            -----------------  ----------------   ----------------

Deductions:
    Benefit payments                                              13,813,748         2,001,032         15,814,780
    Administrative expenses                                            8,337                 -              8,337
    Other                                                              9,963                 -              9,963
                                                            -----------------  ----------------   ----------------

           Total deductions                                       13,832,048         2,001,032         15,833,080
                                                            -----------------  ----------------   ----------------

           Net (decrease) increase                               (12,486,167)        3,124,101         (9,362,066)

Transfers                                                          2,006,538        (2,006,538)                 -

Net assets available for benefits, beginning of year             191,996,584        49,020,224        241,016,808
                                                            -----------------  ----------------   ----------------

             Net assets available for benefits, end
                 of year                                       $ 181,516,955      $ 50,137,787       $231,654,742
                                                            -----------------  ----------------   ----------------


The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE  CORPORATION
NOTES TO FINANCIAL STATEMENTS



 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


       General:
       --------

       The accompanying financial statements of the Savings Plan For The Employees Of Albemarle Corporation (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America.

       Accounting Estimates:
       ---------------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting periods. Actual results could differ from those estimates.

       Risks and Uncertainties:
       ------------------------

       The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:


       Securities Valuation:
       ---------------------

       Investments are stated at values determined as follows:


       Common stocks                         -   fair value based on the last
                                                 published sale price on the New
                                                 York Stock Exchange

       Mutual funds and Equity Index Trust   -   net asset value of shares or
                                                 units held by the Plan at year-
                                                 end  based  on the  quoted
                                                 market value of the underlying
                                                 assets

       Retirement Preservation Trust         -   net asset value of units held
                                                 by the Plan at year-end, with
                                                 the underlying assets valued as
                                                 follows: investments in
                                                 Guaranteed Insurance Contracts
                                                 ("GIC's") and Bank Investment
                                                 Contracts ("BIC's") with
                                                 benefit responsive features are
                                                 carried at cost plus accrued
                                                 interest ("contract value") and
                                                 money market instruments and US
                                                 Government agency obligations
                                                 are valued at amortized cost

         Loans to participants               -   balances due at cost which
                                                 approximate fair value


       Securities Transactions and Related Investment Income:
       ------------------------------------------------------

       Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in fair value of investments" which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.


 2.    DESCRIPTION OF PLAN:


    a. General:
       --------

       The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Merrill Lynch serves as the Plan's trustee. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


 2.    DESCRIPTION OF PLAN, CONTINUED:


    b. Contributions:
       --------------

       Participants in the Plan make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries. Albemarle Corporation ("Albemarle" or the "Company") contributes 50% of the first 10% of base salary that a participant contributes to the Plan. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifteen percent (15%).

    c. Vesting:
       --------

       Participant contributions are 100% vested at all times. In the event employment is terminated as a result of attaining normal retirement age, electing retirement under the terms of the Company's defined benefit pension plan, total and permanent disability, or death, or in the event the Plan is terminated, participants will have a 100% vested interest in that portion of their account which represents employer contributions. If termination of employment is the result of other reasons, vesting in employer contributions is based on years of service, as follows: 60% for three years of service, 80% for four years of service, and 100% for five or more years of service.

    d. Investment  options:
       --------------------

       The Plan consists of eleven active funds and two inactive funds. The active funds are as follows:

       o Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

       o Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

       o PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.


       o Merrill Lynch Balanced Capital Fund, Inc., invested in shares of a registered investment company that invests in domestic and/or foreign equity, debt, and convertible securities.


       o Merrill Lynch Equity Index Trust I, a collective trust maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


2.     DESCRIPTION OF PLAN, CONTINUED:

       o Davis New York Venture Fund, Inc. invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $5 billion.

       o Alliance Premier Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of a limited number of carefully selected, large capitalization companies.

       o Franklin  Small  - Mid  Cap  Growth  Fund,  invested  in  shares  of a registered investment company that invests at least 65% of its total assets in equity securities of small-capitalization growth companies seeking to invest at least one-third of its total assets in companies with market capitalizations of $550 million or less. Up to 35% of the total assets in the Fund are invested in equity securities of large-capitalization companies which Fund management believes have stronger growth potential.

       o Ivy International Fund, invested in shares of a registered investment company that invests primarily in equity securities traded in European, Pacific Basin and Latin American markets.

       o Oppenheimer International Growth Fund, invested in shares of a registered investment company that invests primarily in common stocks of growth companies that are domiciled outside the United States or have their primary operations outside the U.S.

       o Oppenheimer Capital Appreciation Fund, invested in shares of a registered investment company that invests primarily in common stocks of growth companies, mainly mid - and large - capitalization companies.


       Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the Ethyl Corporation Common Stock Fund, which hold investments in common stock of Ethyl Corporation.

       Participants currently in the Plan may select a program for investment in any of the eleven active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one-time election to transfer the nonparticipant-directed portion from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment.

    e. Participant loans:
       ------------------

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus one percent on the last day of the quarter. The interest rate as of December 31, 2001 and 2000, was 5.75% and 10.5%, respectively. Principal and interest is paid ratably through payroll deductions.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


2.     DESCRIPTION OF PLAN, CONTINUED:


    f. Payment of benefits:
       --------------------

       Benefits are recorded when paid. Employees become fully vested in the Company's matching contribution after completing five years of service. Employees are considered partially vested if they have completed from three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan.

    g. Forfeitures:
       ------------

       Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2001, $33,794 of forfeitures was used to reduce required Company contributions and $59,574 of forfeitures became available and will be used as a reduction of required Company contributions for the 2002 plan year.


3.    INVESTMENTS:


       The following table presents investments held at year-end that represent five percent (5%) or more of net assets available for benefits:

                                                      2001               2000
                                                  ------------------------------

      Albemarle Corporation common stock            $88,657,265*    $92,884,564*

      Merrill Lynch Equity Index Trust I             38,953,547      46,113,670

      Franklin Small - Mid Cap Growth Fund           13,884,742      14,973,403

      Merrill Lynch Retirement Preservation Trust    41,396,845      35,676,432


      * Nonparticipant-directed investments total $50,110,073 and $48,964,743 for 2001 and 2000, respectively.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued

3. INVESTMENTS, CONTINUED:


       During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $17,171,777 as follows:


              Common stock                                  ($2,834,515)
              Mutual funds                                  ( 8,902,821)
              Common / collective trusts                    ( 5,434,441)
                                                           -------------
                                                           ($17,171,777)
                                                           -------------

4.  FEDERAL INCOME TAXES:


       The Internal Revenue Service advised the plan administrator on July 10, 1995, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes. The Plan has been amended since July 10, 1995, and was restated effective January 1, 2001. A new tax determination letter was applied for on February 27, 2002. Currently the U.S. Treasury
       Department has not reviewed these new amendments. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments.


5.    ADMINISTRATION EXPENSES:


       Expenses of the Trustee in administering the Plan are paid from Plan assets, while certain recordkeeping fees and other administrative charges are borne by Albemarle.


6.    PLAN TERMINATION:


       Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in the Company's matching account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.


7.     RELATED PARTY TRANSACTIONS:


       Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in Albemarle common stock. Purchases of 505,757 shares of Company common stock totaled $11,073,043 for the year ended December 31, 2001. Distributions made in and sales of 514,881 shares of Company common stock totaled $12,713,727 for the year ended December 31, 2001.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued


8.    UNALLOCATED ASSETS:


       Unallocated assets at December 31, 2001 and 2000 were $208,711 and $296,018, respectively. Unallocated assets include forfeitures, fee and conversion amounts from the previous record-keeper, interest and dividends receivable and cash held in money market funds.


9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:


       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:



            Net assets available for benefits
            per the financial statements                           $231,654,742

            Amounts allocated to withdrawing participants              ($44,160)
                                                                  --------------
            Net assets available for benefits per the Form 5500    $231,610,582
                                                                  --------------


10.   SUBSEQUENT EVENTS:

       Effective December 14, 2001, the Albemarle Corporation common stock held in the Plan was designated as an Employee Stock Ownership Plan (the "ESOP"). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants' accounts distributed directly to them or reinvested. In addition, a diversification election has been added to the ESOP. Notwithstanding the one-time election already allowed, beginning in 2002, participants who are between age 55 and age 60 and have at least 10 years of service with Albemarle may elect to diversify up to 25% of the value of the shares purchased through Albemarle's matching contributions. When participants reach age 60 and have at least 10 years of service with Albemarle, they may diversify up to 50% of the value of the shares purchased through Albemarle's matching contributions. The amount of Albemarle common stock that may be diversified will be determined as of the last day of the preceding Plan year and is based on the value of the nonparticipant-directed portion of Albemarle common stock held in the participant's account increased by the value of previous diversifications, multiplied by 25% (50% if the participant is over age
       60), and then offset by the amount of any diversification elections made previously.

       Effective January 1, 2002, vesting in employer contributions is as follows: 20% for two years of service, 60% for three years of service, 80% for four years of service and 100% for five or more years of service.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001


 (a)             (b)                                         (c)                                         (d)                (e)
              Identity                                    Description                                  Cost of            Current
                                                                                                      Each Item            Value*
---  -------------------------  ------------------------------------------------------------------ ---------------  ----------------

**   Merrill Lynch Retirement   Collective trust invested in GIC's, BIC's, obligations of U.S.         $     -       $  41,396,845
     Preservation Trust         Government agencies and high quality money market securities

     PIMCO Total Return Fund    Mutual fund that invests in fixed income securities                          -           7,577,040

**   Merrill Lynch Balanced     Mutual fund that invests in equity, debt and convertible securities          -           8,622,391
     Capital Fund, Inc.

**   Merrill Lynch Equity       Collective trust indexed to the S&P 500 Index                                -          38,953,547
     Index Trust I

     Davis New York Venture     Mutual fund that invests in companies with at least $5 billion               -           6,711,231
     Fund, Inc.                 in market capitalization

     Alliance Premier Growth    Mutual fund that invests in selected equity securities of large              -           8,267,705
     Fund                       capitalized companies

     Franklin Small - Mid Cap   Mutual fund that invests in companies with $550 million or less              -          13,884,742
     Growth Fund                in market capitalization

     Ivy International Fund     Mutual fund that invests in international equity securities                  -             966,678

     Oppenheimer Capital        Mutual fund that invests in selected equity securities of growth             -           2,269,763
     Appreciation Fund          companies

     Oppenheimer International  Mutual fund that invests in selected equity securities of growth             -           1,016,565
     Growth Fund                companies domiciled outside the U.S.


**   Albemarle Corporation      $.01 par value, 3,694,053 shares                                    61,397,468          88,657,265
     common stock

     Ethyl Corporation          $1.00 par value, 1,837,339 shares                                            -           1,690,351
     common stock

     Tredegar Corporation       No par value, 425,688 shares                                                 -           8,088,078
     common stock

**   Participant loans          Terms from 1-5 years with interest rates from 7.0% to 10.5%                  -           3,252,342
                                                                                                                     ---------------

        Total plan investments                                                                                       $ 231,354,543


    *    See Note 1 of Notes to Financial Statements
    **   Denotes a party-in-interest to the Plan.

Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Files No. 33-75622 and 333-83237) of Albemarle
Corporation of our report dated May 31, 2002 relating to the financial statements of the Savings Plan for the Employees of Albemarle Corporation, which appears in this Form 11-K.


PricewaterhouseCoopers LLP

Richmond, Virginia
June 21, 2002